

Project GRACELAND

Presentation to the Board of Directors

December 4, 2006

STRICTLY PRIVATE AND CONFIDENTIAL



Table of Contents

SunTrust Robinson Humphrey℠

Transaction Summary



Purchasers: Fremont Partners and Texas Pacific Group

Price: $21.25 per share or $433.7 million based on 20,347,675 common shares outstanding and 952,200 options outstanding with a weighted average strike price of $19.91

Form of Consideration: 100% Cash

Timing: Closing subject to regulatory approval (late Q1 2007)

Estimated Sources and Uses:

($ in thousands)

Sources	Amount	Uses	Amount
Common Equity [1]	$344,000	Purchase of Equity	$433,664
Term Loan Facility	75,000	Existing Warehouse Facility	156,000
Revolving Credit Facility	0	Exisitng Trust Debentures	41,200
Rollover Existing Warhouse Facility	156,000	Estimated Transaction Costs	15,336
Rollover Trust Debentures	41,200		
New Trust Debentures	30,000		
Total Sources	**$646,200**	**Total Uses**	**$646,200**

Debt Financing Commitments:

($ in thousands)

Source	Commitment	Purpose
Senior Secured Term Loan Facility *Bear, Stearns*	$75,000	Fund acquisition
Revolving Credit Facility *Bear, Stearns*	20,000	General and corporate
Renewal of Existing Warhouse Facility [2] *First Horizon*	195,000	Premium finance facility
New Trust Debentures *Cohen Bros.*	30,000	Fund acquisition

(1) Expected to be split 50% each between Fremont Partners and Texas Pacific Group.
(2) Commitments as of 12/04/2006.

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Transaction Protection:

No solicitation rights; Ability to respond to a superior proposal

Termination fee equal to 3% of equity value ($13 million)

Reverse termination fee of 3% of equity value ($13 million)

Management and Employees

Fremont has identified outside management that will assume executive leadership of the Company. Certain members of existing management have been asked to enter into employment agreements and roll-over their options in the Company.

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Transaction Information

Transaction Price per Share:	$21.25
Basic Shares Outstanding:	20,347,675
Options:	
Outstanding Options: [1]	952,200
Weighted Avg. Strike Price of Options:	$19.91
Fully Diluted Shares [2]	20,407,778
Consideration for Basic Shares:	$432,388
Consideration for Options, Net:	$1,277
Total Transaction Equity Value:	**$433,665**

Transaction Premiums

		Premium
Graceland Stock Price: [3]	$16.51	28.71%
Trailing 10-Day Average:	$16.23	30.92%
Trailing 20-Day Average:	$16.01	32.73%
Trailing 30-Day Average:	$15.26	39.22%
52-Week High:	$18.79	13.09%
52-Week Low:	$11.51	84.62%

Multiples Analysis

Price as a Multiple:	Graceland Estimate	Trading Multiple	Acquistion Multiple	Consensus Estimate [4]	Trading Multiple	Acquistion Multiple
LTM Net Income	$30,020	11.2x	14.4x			
2006 Net Income	$29,329	11.5x	14.8x	$29,800	11.3x	14.6x
2007 Net Income	$34,253	9.8x	12.7x	$30,480	11.0x	14.2x
Book Value	$260,429	1.29x	1.67x			
Book Value (Excl.FAS-115)	$266,151	1.26x	1.63x			

(1) Assumes all Graceland options vest upon change in control.
(2) Calculated using the treasury stock method.
(3) Price as of 12/04/2006.
(4) ThomsonOne Analytics.

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7

Overview of Graceland



Key Statistics

Headquarters	Nashville, TN
IPO Date	8/12/2003
Exchange	NASDAQ
As of September 30, 2006 ($M)	
Cash	$70,389
Invested Assets	426,164
Debt	
Premium Finance Facilty	153,345
Trust Preferred	40,000
Book Value	260,429
Book Value (Excl. FAS-115)	266,151

Trading / Ownership Info

Stock Price as of 12/04/2006	$16.51
52 Week High	18.79
52 Week Low	11.51
Market Capitalization ($M)	$335.9
Basic Shares Outstanding	20,348
Estimated Float	14,700
Options Outstanding	952
Weighted Average Strike Price	$19.91

Trading Multiple Analysis

Price as a Multiple of:

September 30, 2006 Book	1.29 x
September 30, 2006 Book (Adjusted for FAS-115)	1.26 x
September 30, 2006 LTM Earnings	11.2 x
FYE 2006 Projected Earnings	11.5 x
FYE 2007 Projected Earnings	9.8 x

Average Daily Volume & Price

Average Stock Price

10 Day	$16.23
30 Day	15.26
60 Day	14.36
180 Day	15.47

Average Daily Trading Volume

10 Day	72,470
30 Day	104,123
60 Day	94,107
180 Day	102,762

Source: SNL Financial, FactSet Research Systems, ThomsonOne Analytics and Company Filings.
Note: Trading multiples based on share price as of 12/04/2006.

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Management:

William C. Adair, Jr. (age: 64)   Chairman of the Board, Chief Executive Officer
Founder, Graceland Insurance Company

Jacqueline C. Adair (age: 47)   Executive Vice President, Chief Operating Officer, Director

Tammy R. Adair (age: 42)   President
Founding partner of Adair, Schuerman & White

J. Todd Hagely (age: 42)   Senior Vice President and Chief Financial Officer
Previously with Anthem Casualty Insurance Group and Coopers and Lybrand, LLP

William J. Harter (age: 49)   Senior Vice President – Corporate Development, Banking and Finance
Previously with First Tennessee Bank National Association and NCNB National Bank

Brian G. Moore (age: 53)   President of Graceland Financial Services Inc. and President of Graceland Premium Finance Company
Previously with American General Finance

Ronald F. Wilson (age: 60)   General Counsel and Secretary

Non-Management Directors:

Fred H. Medling (age: 81)   Former Vice President of Management of The People's Bank in Collierville, TN

Raymond L. Osterhout (age: 74)   Former Group Vice President of Underwriting/Marketing for Swiss Reinsurance Corp

Stephen L. Rohde (age: 54)   Former Chief Financial Officer and Treasurer of Mutual Service Insurance Companies

SunTrust Robinson Humphrey℠

Summary Ownership Analysis

Shareholder	Shares [1]	Percentage [2]
William C. Adair Jr. Trust	4,323,149	21.2%
Tammy R. Adair	513,489	2.5%
William C. Adair	491,240	2.4%
Raymond L. Osterhout	149,516	0.7%
Barry D. Elkins	90,000	0.4%
William J. Harter	64,250	0.3%
Total Directors and Executives:	**5,650,466**	**27.7%**
Fidelity Mgmt and Research	2,161,300	10.6%
First Wilshire Securities Mgmt	1,336,999	6.6%
Brandywine Global Inv Mgmt, LLP	1,271,125	6.2%
Dimensional Fund Advisors	1,150,000	5.6%
Total Institutional Ownership:	**13,543,412**	**66.6%**
Total Retail Ownership:	**1,153,797**	**5.7%**



Retail, 6%

Directors & Officers, 28%

Institutional, 67%

(1) All data taken from FactSet Research Systems. Data based on latest Proxy, Form 4, or 13F Form.
(2) Based on 20,347,675 shares outstanding, excluding options.

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- August 2003   Graceland prices 6.9 million shares at $21.00 per share in its initial public offering of common stock

- October 2003   AM Best upgrades Graceland's rating to B or "Fair"

- March 2004   Graceland prices 3.3 million shares at $34.25 per share in a secondary offering of common stock. Management and directors sold 2.0 million shares in the offering (1.8 million shares from the Adair family)

- June 2004   Graceland announces the formation of the Adair Family Personal Trading Plan, covering 500,000 shares

- July 2004   Graceland joins the Russell 2000 Index

- January 2005   Graceland announces a reserve strengthening and shortfall relative to consensus Q4 2004 earnings

- February 2005   Various class action law suits are filed against Graceland; Graceland announces a $20 million share repurchase

- September 2005   Graceland completes a $40 million trust preferred securities financing

SunTrust Robinson Humphrey℠

Summary of Publishing Analyst Opinions

Firm	Rating	2006 EPS	2007 EPS	LTG	Target
BB&T Capital Markets	Buy	$1.46	$1.60	15.0%	$17.00
Keefe, Bruyette & Woods	Market Perform	1.55	1.80	15.0%	$14.50
SunTrust Robinson Humphrey	Neutral	1.50	1.60	10.0%	NA
Ferris Baker Watts	Neutral	1.49	1.56	12.0%	NA
Morgan Keegan	Market Perform	1.50	1.68	14.0%	NA
Piper Jaffray	Market Perform	1.42	1.26	15.0%	$14.50
Wachovia Securities	Underperform	1.50	1.50	20.0%	NA
High		1.55	1.80	20.0%	17.00
Average		$1.49	$1.57	14.4%	$15.33
Low		1.42	1.26	10.0%	14.50
Management Projections		$1.44	$1.68		
% Difference		*(3.5%)*	*6.8%*		

Source: ThomsonOne Analytics. Estimates as of 12/04/2006.

SunTrust Robinson Humphrey℠

Historical Earnings Track Record



	For the Quarter Ended,						
	3/31/2005	6/30/2005	9/30/2005	12/31/2005	3/31/2006	6/30/2006	9/30/2006
Actual EPS	$0.61	$0.53	$0.34	$0.33	$0.48	$0.35	$0.35
Consensus Estimate	$0.66	$0.59	$0.45	$0.44	$0.48	$0.44	$0.31
% (Disappointment) / Surprise	(7.6%)	(10.2%)	(24.4%)	(25.0%)	0.0%	(20.5%)	12.9%

Source: ThomsonOne Analytics and Graceland press releases.

SunTrust Robinson Humphrey℠

Price and Volume History (Last Twelve Months)



A 4Q2005 earnings release (net income of $6.7 mm or $0.33 per share)	**E** Special Com. signs 30 day exclusive arrangement with Strat. Acq. 2
B Fremont submits initial proposal for $21.00 per share	**F** 2Q2006 earnings release (net income of $7.2 mm or $0.35 per share)
C 1Q2006 earnings release (net income of $9.2 mm or $0.45 per share)	**G** Quarterly dividend of $0.04 per common share announced
D Special Committee authorizes STRH to solicit competing bids	**H** 3Q2006 earnings release (net income of $7.0 mm or $0.35 per share)

Source: FactSet Research Systems.

SunTrust Robinson Humphrey℠

Price and Volume History (Since IPO)



A	AM Best upgrades rating to B or "Fair"	**F**	Various Class Action law suits are filed
B	Secondary offering (3.3 million shares at $34.25 per share)	**G**	$40 million trust preferred securities financing
C	Addition to the Russell 2000 Index	**H**	2Q2006 earnings release (net income of $7.2 mm or $0.35 per share)
D	Adair's announce 10b5-1(c) plan for up to 500,000 shares	**I**	3Q2006 earnings release (net income of $7.0 mm or $0.35 per share)
E	Announcement regarding impact of reserve analysis		

Source: FactSet Research Systems.
Note: Graceland IPO occurred on 8/12/2003.

SunTrust Robinson Humphrey℠

Price and Volume History (Since IPO)



Announcement regarding impact of reserve analysis

Various class action lawsuits filed.

Graceland Reference Companies Graceland S&P 500 Russell 2000

Source: FactSet Research Systems.
Note: Graceland Reference Companies includes AFFM, BRW, FAC, IPCC, KFS, MCY,
         PGR, STFC and TW.
Graceland IPO occurred on 8/12/2003.

17

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Price to Year Forward Earnings

Since IPO



Last Twelve Months



——— Graceland   ——— Graceland Reference Companies

Source: StockVal.
Note: Graceland Reference Companies includes AFFM, BRW, FAC, IPCC, KFS, MCY,
    PGR, STFC and TW.
Graceland IPO occurred on 8/12/2003.

SunTrust Robinson Humphrey℠

Price to Book Ratio

Since IPO



Last Twelve Months



Graceland — Graceland Reference Companies

Source: StockVal.
Note: Graceland Reference Companies includes AFFM, BRW, FAC, IPCC, KFS, MCY, PGR, STFC and TW.
Graceland IPO occurred on 8/12/2003.

SunTrust Robinson Humphrey℠

Price Histogram Since 01/01/05


Weighted Average Price
Since 01/01/05
$17.54
Trading Volume
45,000,000
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
$9 - $12
$12 - $15
$15 - $18
$18 - $21
$21 - $24
$24 - $27
$27 - $30
$30 - $33

Source: FactSet Research Systems.

Price Histogram Since IPO [1]



Weighted Average
Price Since IPO

$21.68

Source: FactSet Research Systems.
(1) Graceland completed its IPO on 8/12/2003.

SunTrust Robinson Humphrey℠

Summary Historical and Project Income Statement

($ in thousands, except per share data)	For the Years Ended December 31, [1]			LTM as of September 30,	Forecast for the Years Ending December 31, [2]	
	2003	**2004**	**2005**	**2006**	**2006**	**2007**
Selected Income Statement Data:						
Insurance Premiums	$228,529	$372,506	$404,099	413,081	$424,402	$456,975
Finance Income	44,886	49,190	44,401	43,223	44,434	46,111
Commission and Service Fee Income	33,579	48,630	46,777	45,645	40,205	40,386
Net Investment Income	6,730	10,808	14,704	17,966	18,848	22,217
Other Income	3,393	(43)	71	(423)	6,882	10,237
Total Revenues	**317,117**	**481,091**	**510,052**	**519,492**	**534,770**	**575,924**
Growth	*48.8%*	*51.7%*	*6.0%*		*4.8%*	*7.7%*
Insurance Losses and Loss Adjustment Expenses	168,196	281,969	305,755	314,292	324,585	348,273
Selling, General and Administrative Expenses	74,493	108,532	133,588	145,753	151,249	159,747
Interest Expense	6,376	5,484	8,300	11,561	12,009	13,099
Total Expenses	249,065	395,985	447,643	471,606	487,843	521,120
Income Before Income Taxes	68,052	85,106	62,409	47,886	46,927	54,805
Income Tax Expense	24,960	31,121	23,398	17,866	17,598	20,552
Net Income	**$43,092**	**$53,985**	**$39,011**	**$30,020**	**$29,329**	**$34,253**
Growth		*25.3%*	*(27.7%)*		*(24.8%)*	*16.8%*
EPS	$2.20	$2.38	$1.82	$1.47	$1.44	$1.68
Key Financial Ratios: [3]						
Loss Ratio	73.6%	75.7%	75.7%	75.7%	76.5%	76.2%
Expense Ratio [4]	1.1%	4.3%	12.5%	16.6%	16.9%	16.7%
Combined Ratio	74.7%	80.0%	88.2%	92.3%	93.4%	92.9%

(1) Reflects audited results taken from Graceland Form 10-K.
(2) Forecast provided by Graceland management.
(3) Latest actual data reflects results for the quarter ended September 30, 2006.
(4) Net operating expenses are reduced by ancillary income (excluding net investment income and realized gains (losses) on securities).

SunTrust Robinson Humphrey℠

Summary Historical and Project Balance Sheet

($ in thousands)	As of December 31, [1]			As of September 30,	Forecast for the As of December 31, [2]	
	2003	**2004**	**2005**	**2006**	**2006**	**2007**
Selected Balance Sheet Data:						
Total Investments	$266,320	$336,479	$391,720	$426,164	$446,127	$486,521
Cash and Cash Equivalents	87,342	70,988	64,527	70,389	64,527	64,527
Finance Receivables, Net	201,271	214,180	214,796	231,512	215,825	226,192
Reinsurance Balances Receivable	57,472	35,671	27,083	15,552	0	0
Prepaid Reinsurance Premiums	56,397	29,544	24,440	1,223	0	0
Deferred Policy Acquisition Costs	11,432	12,666	13,804	20,900	16,850	18,148
Income Taxes Recoverable	0	7,177	4,692	1,865	0	0
Deferred Income Taxes	18,539	20,040	21,915	21,255	29,610	30,440
Property and Equipment, Net	13,775	15,823	18,346	16,068	19,858	20,666
Goodwill, Net	20,840	22,188	31,621	31,621	33,621	33,621
Other Assets	17,766	22,696	28,068	26,526	32,040	33,341
Total Assets	**$751,154**	**$787,452**	**$841,012**	**$863,075**	**$858,458**	**$913,456**
Loss and Loss Adjustment Expense Reserves	$112,618	$124,858	$131,408	$136,356	$145,070	$149,032
Unearned Premiums	213,250	223,303	214,715	231,440	215,798	226,711
Reinsurance Balances Payable and Funds Held	62,223	33,996	32,024	10,199	0	0
Accounts Payable and Accrued Expenses	13,105	11,949	12,550	16,082	11,949	12,434
Notes Payable	148,946	135,626	153,009	153,345	153,729	160,986
Debentures Payable	0	0	41,238	41,238	41,238	41,238
Other Liabilities	23,617	12,639	18,536	13,986	30,212	31,740
Total Liabilities	573,759	542,371	603,480	602,646	597,997	622,142
Total Shareholders' Equity	177,395	245,081	237,532	260,429	260,461	291,314
Total Liabilities and Shareholders' Equity	**$751,154**	**$787,452**	**$841,012**	**$863,075**	**$858,458**	**$913,456**

(1) Reflects audited results taken from Graceland Form 10-K.
(2) Forecast provided by Graceland management.

SunTrust Robinson Humphrey℠

Graceland Valuation Analysis



- SunTrust Robinson Humphrey used multiple methodologies to derive valuation estimates for Graceland.

- These methodologies and the resulting implied valuations should be considered as a whole, as a review of individual analyses or factors alone could create a misleading or incomplete view.

Reference Company Analysis	Discounted Cash Flow Analysis	Reference Transaction Analysis	Premiums Paid Analysis – All Deals	Premiums Paid Analysis – Financials
Implied market trading value based on current multiples and reference companies as relative benchmarks	Implied theoretical, "intrinsic" value based on timing, magnitude and risk profile of cash flows	Implied "change of control" value based on multiples and premiums paid for reference companies in acquisition transactions	Implied value based on premiums paid relative to recent stock prices for reference companies in acquisition transactions	Implied value based on premiums paid relative to recent stock prices for reference companies in acquisition transactions
▪ Review and comparison of Graceland to selected reference Insurance Companies ▪ Calculation of the implied valuation of Graceland based on historical financial results and financial forecast provided by Graceland management ▪ STRH selected reference companies based on size, industry focus and strategy	▪ Financial forecast provided by Graceland management ▪ Terminal earnings multiple of 11.0x LTM operating earnings based on average of reference transactions ▪ Discount rate of 15.0% based on WACC analysis	▪ Review of recently announced reference merger and acquisition transactions ▪ Calculation of the implied valuation of Graceland based on historical financial results ▪ Universe of transactions based on selected auto insurance transactions announced in the last ten years	▪ Review of 121 recently announced public company merger and acquisition transactions ▪ Implied valuation based on all transactions with deal values between $200 million and $700 million announced since June 30, 2006	▪ Review of 45 recently announced public financial services sector merger and acquisition transactions ▪ Implied valuation based on all financial services transactions with deal values between $200 million and $700 million announced in the last twelve months

SunTrust Robinson Humphrey℠



Summary Valuation [1]

Reference Public Company Analysis: $22.19 / $17.22
Reference M&A Transactions Analysis: $21.39 / $16.43
Discounted Cash Flow: $21.43 / $18.86
Financial Services Transactions: $19.07 / $16.35
All Transactions: $19.18 / $16.72

Premiums Paid Analysis

Transaction Price ($21.25)
52-Week High ($18.79)
Current (16.51) [2]
52 Week Low ($11.51)

Note: Yellow shading indicates average implied value per share.
(1) Based on 20,407,778 diluted shares outstanding based on treasury stock method and purchase price of $21.25 per share.
(2) Current price as of 12/04/2006.

SunTrust Robinson Humphrey℠

Selected Reference Public Company Analysis

($ in millions, except per share data)

Company	Ticker	Current Price 12/4/06	Market Cap	% of 52 Week High	MRQ Loss Ratio	MRQ Exp. Ratio	MRQ Comb. Ratio	LTM ROAA	LTM ROAE	Price / Operating EPS LTM	Price / Operating EPS 2006	Price / Operating EPS 2007	Price/ Book Ex. F-115	Book
Affirmative Insurance Holdings, Inc.	AFFM	$16.40	$248.9	95.6 %	64.1 %	27.3 %	91.4 %	2.7 %	7.4 %	16.4 x	12.3 x	10.1 x	1.17 x	1.17 x
Bristol West Holdings, Inc.	BRW	15.74	464.6	76.8	67.2	24.3	91.5	4.9	12.8	11.3	11.3	10.6	1.33	1.34
First Acceptance Corporation	FAC	10.07	479.2	75.1	77.8	18.6	96.4	6.5	10.6	19.0 *	NA	NA	1.85	1.85
Infinity Property and Casualty Corporation	IPCC	45.45	900.9	97.0	69.4	24.8	94.3	4.9	15.3	9.8	11.2	12.3	1.37	1.38
Kingsway Financial Services Inc.	KFS	21.75	1,219.8	91.6	67.6	29.6	97.2	NA	NA	9.6	9.2	8.4	NA	1.35
Mercury General Corporation	MCY	53.78	2,941.0	89.8	65.2	27.8	93.0	5.1	12.9	14.6	13.5	12.1	1.80	1.74
Progressive Corporation	PGR	22.37	16,965.4	71.6	66.8	20.5	87.3	7.9	24.3	11.2	10.7	11.8	2.75	2.54
State Auto Financial Corporation	STFC	33.39	1,369.9	83.6	56.7	34.2	90.9	4.7	13.4	13.3	12.6	10.8	1.69	1.62
21st Century Insurance Group	TW	17.30	1,494.3	97.2	68.0	23.7	91.7	5.4	12.4	14.2	14.9	17.5 *	1.64	1.67
High				**97.2**	**77.8**	**34.2**	**97.2**	**7.9 %**	**24.3 %**	**19.0**	**14.9**	**17.5**	**2.75**	**2.54**
Average				**86.5 %**	**67.0 %**	**25.6 %**	**92.6 %**	**5.3 %**	**13.6 %**	**12.5 x**	**12.0 x**	**10.9 x**	**1.70 x**	**1.63 x**
Median				**89.8 %**	**67.2 %**	**24.8 %**	**91.7 %**	**5.0 %**	**12.8 %**	**13.3 x**	**11.8 x**	**11.3 x**	**1.67 x**	**1.62 x**
Low				**71.6**	**56.7**	**18.6**	**87.3**	**2.7**	**7.4**	**9.6**	**9.2**	**8.4**	**1.17**	**1.17**
Graceland		$16.51	$335.9	87.9 %	75.2 %	18.9 %	94.1 %	3.4 %	12.3 %	11.2 x	11.5 x	9.8 x	1.26 x	1.29 x

Source: SNL Financial, Bloomberg and Company Filings.
* Excluded from average.

SunTrust Robinson Humphrey℠

Implied Valuation

($ in thousands, except per share data)

Valuation Metric	Graceland Value	Average Multiple	Implied Value	Implied Value Per Share
LTM Operating Earnings	$30,443	12.5 x	$381,834	$18.71
2006E Operating Earnings	29,329	12.0	351,375	17.22
2007E Operating Earnings	34,253	10.9	372,512	18.25
Book Value	260,429	1.63	423,769	20.77
Book Value (Excl. FAS-115)	266,151	1.70	452,923	22.19
High			$452,923	$22.19
Average			**$396,483**	**$19.43**
Low			$351,375	$17.22

Note: Per share values based on 20,407,778 diluted shares outstanding.

SunTrust Robinson Humphrey℠

($ in millions)

Announce Date	Buyer	Target	Deal Value	Price / Book	Price / LTM NI
10/17/06	Affirmative Insurance Holdings, Inc.	USAgencies	$200.0	2.20 x	10.0 x
11/04/05	Motors Insurance Corporation	Meemic	400.0	1.79	12.4
07/29/05	Sentry Insurance, a Mutual Company	Viking Insurance Holdings, Inc.	200.0	NA	NA
06/14/05	New Affirmative LLC [1]	Affirmative Insurance Holdings, Inc. [2]	183.2 [3]	0.87	7.3
09/15/04	Capital Z Investment Partners LLC	Permanent General Holdings (Ingram Industries, Inc.)	90.0	1.20	10.4
08/31/04	Alfa Corp.	Vision Insurance Group	34.0 [4]	NA	19.9 * [5]
05/13/04	Protective Underwriting Services, Inc.	Arch Capital Group Ltd. (Auto Insurance)	46.0	2.67	NA
12/15/03	First Acceptance Corp.	USAuto Holdings Inc.	157.2	7.20 *	10.6
09/15/03	Direct Response Corp.	National Merit Insurance Company	16.1	1.28 [6]	NA
03/26/03	Nationwide Mutual Insurance Co.	THI Holdings, Inc.	138.0	0.88	NA
12/27/99	Prudential Insurance Company of America	THI Holdings, Inc.	200.0	0.73	NA
03/04/99	United Fire & Casualty Company	American Indemnity Financial Corporation	30.2	0.92	NM
08/11/98	Kingsway Financial Services, Inc.	Walshire Assurance Company	43.1	1.03	NM
01/26/98	Allstate Corporation	Pembridge Incorporated	267.3	NA	NA
10/16/97	Hartford Financial Services Group, Inc.	Omni Insurance Group, Inc.	187.6	3.30	33.8 *
09/18/97	Orion Capital Corporation	Guaranty National [7]	28.0	1.37	NA
08/08/97	USF&G Corporation	Titan Holdings, Inc.	241.8	1.91	15.4
08/23/97	General Motors Corporation	Integon Corporation	519.2	3.93	NM
11/06/96	Progressive Corp.	Midland Financial	73.1	1.07	NA

	Price / Book	Price / LTM NI
High	**7.20**	**33.8**
Average	**1.68 x**	**11.0 x**
Median	**1.32 x**	**11.5 x**
Low	**0.73**	**7.3**

Source: SNL Financial and Company filings.
* Excluded from average.
(1) Investor group comprised of J. C. Flowers LLC and Delaware Street Capital.
(2) Vesta Insurance Group's stake in Affirmative Insurance Holdings, Inc.
(3) A calculation of aggregate deal value based on actual deal value and resulting ownership percentage.
(4) $14.0 million of the deal value is in the form of a earnout payable after certain performance criteria are met.
(5) Multiple derived from an STRH Investment Banking estimate of Vision Insurance Group earnings.
(6) Multiple based on statutory surplus.
(7) Represents purchase of remaining 20% interest.

SunTrust Robinson Humphrey℠

Implied Valuation

($ in thousands, except per share data)

Valuation Metric	Graceland Value	Average Multiple	Implied Value	Implied Value Per Share
LTM Operating Earnings	$30,443	11.0 x	$335,330	$16.43
Book Value	260,429	1.68	436,618	21.39
Average			**$385,974**	**$18.91**

Note: Per share values based on 20,407,778 diluted shares outstanding.

SunTrust Robinson Humphrey℠

Discounted Cash Flow Analysis

($ in thousands, except per share data)

	Years Ending December 31,				
	2007	2008	2009	2010	2011
Consolidated Net Income	$34,253	$36,411	$39,926	$43,736	$47,864
Growth		*6.3%*	*9.7%*	*9.5%*	*9.4%*
Adjusted Net Income (1)	$36,284	$38,442	$41,957	$45,767	$49,895
Depreciation and Amortization	7,127	7,483	7,858	8,250	8,663
Capital Expenditures	(7,000)	(7,000)	(7,400)	(7,800)	(8,200)
(Increase) Decrease to Insurance Sub Capital	(4,692)	(5,540)	(6,762)	(7,505)	(8,213)
Cash Flow Available to Equity Holders	$31,719	$33,386	$35,652	$38,712	$42,144
Terminal Value (2)					526,500
Total Cash Flow Available to Equity Holders	**$31,719**	**$33,386**	**$35,652**	**$38,712**	**$568,644**
Present Value of Cash Flow (3)	$27,582	$25,244	$23,442	$22,134	$282,717
Sum of Present Value of Cash Flows	$381,119				
Plus Net Cash (4)	29,151				
Implied Equity Value	**$410,270**				
Implied Equity Value Per Share (5)	**$20.10**				

	Sensitivity		
Term. Mult	14.0%	15.0%	16.0%
10.5x	$20.22	$19.52	$18.86
11.0x	$20.82	**$20.10**	$19.42
11.5x	$21.43	$20.69	$19.98

Note: Forecast provided by Graceland management.
(1) Excludes interest from Trust Preferred Securities; includes interest from Premium Finance Facility.
(2) Based on average Price / Earnings multiple of 11.0x from reference transaction analysis.
(3) Assumes 15.0% discount rate based on WACC analysis.
(4) Net Cash of $29,151 includes $70,389 of cash less $41,238 of Trust Preferred Securities (excludes Premium Finance Facility).
(5) Based on 20,407,778 diluted shares outstanding.

SunTrust Robinson Humphrey℠

**Implied Valuation – 121 Deals Announced Since 06/30/06 with
Deal Values Between $200m & $700m**

($ in thousands, except per share data)

Valuation Metric	Graceland Value	Average Premium	Implied Value Per Share	Implied Value
Stock Price 1 Day Prior to Announcement	$16.51	16.14 %	$19.18	$391,326
Stock Price 5 Days Prior to Announcement	15.83	17.76	18.64	380,427
Stock Price 30 Days Prior to Announcement	13.50	23.88	16.72	341,301
High			$19.18	$391,326
Average			**$18.18**	**$371,018**
Low			$16.72	$341,301

**Implied Valuation – 45 Financial Services Deals Announced Since 12/04/05 with
Deal Values Between $200m & $700m**

($ in thousands, except per share data)

Valuation Metric	Graceland Value	Average Premium	Implied Value Per Share	Implied Value
Stock Price 1 Day Prior to Announcement	$16.51	15.51 %	$19.07	$389,197
Stock Price 5 Days Prior to Announcement	15.83	18.05	18.69	381,362
Stock Price 30 Days Prior to Announcement	13.50	21.12	16.35	333,696
High			$19.07	$389,197
Average			**$18.04**	**$368,085**
Low			$16.35	$333,696

Source: FactSet Research Systems.
Note: Assumes 20,407,778 diluted shares outstanding.

SunTrust Robinson Humphrey℠

- STRH analyzed the implied stock price for future periods assuming Graceland achieves Management's forecast

- The analysis below illustrates two scenarios:

    - Scenario 1: Graceland achieves Management's forecast and trading multiple remains constant

    - Scenario 2: Graceland achieves Management's forecast and trading multiple expands to 13x net income

($ in thousands, except per share data)

	2006	2007	2008	2009	2010	2011
Net Income [1]	**$29,329**	**$34,253**	**$36,411**	**$39,926**	**$43,736**	**$47,864**
Growth	*(24.8%)*	*16.8%*	*6.3%*	*9.7%*	*9.5%*	*9.4%*
Constant Multiple Scenario						
Total Equity Value	$335,940	$392,338	$417,055	$457,311	$500,951	$548,233
P/E Ratio	**11.5x**	**11.5x**	**11.5x**	**11.5x**	**11.5x**	**11.5x**
Implied Stock Price [2]	$16.51	$19.28	$20.47	$22.36	$24.40	$26.62
Present Value of Stock Price [3]	$16.51	$16.77	$15.48	$14.70	$13.95	$13.23
Proposed Acquisition Price Per Share	$21.25	$21.25	$21.25	$21.25	$21.25	$21.25
Discount To Proposed Acq. Price	**(22.3%)**	**(21.1%)**	**(27.2%)**	**(30.8%)**	**(34.3%)**	**(37.7%)**
Multiple Expansion Scenario						
Total Equity Value	$335,940	$402,928	$439,571	$494,345	$555,040	$622,227
P/E Ratio	**11.5x**	**11.8x**	**12.1x**	**12.4x**	**12.7x**	**13.0x**
Implied Stock Price [2]	$16.51	$19.80	$21.50	$23.96	$26.70	$29.73
Present Value of Stock Price [3]	$16.51	$17.22	$16.25	$15.76	$15.27	$14.78
Proposed Acquisition Price Per Share	$21.25	$21.25	$21.25	$21.25	$21.25	$21.25
Discount To Proposed Acq. Price	**(22.3%)**	**(19.0%)**	**(23.5%)**	**(25.8%)**	**(28.2%)**	**(30.4%)**

(1) Forecast provided by Graceland management.
(2) Per share value for 2007-2011 calculated by dividing Total Equity Value by diluted shares outstanding.
 (calculated using the Treasury Stock Method).
(3) Discounted at Graceland's approximate weighted average cost of capital (15.0%).

SunTrust Robinson Humphrey℠

Appendix A: Description of Reference Companies



Affirmative Insurance Holdings Inc.

Addison, Texas

Affirmative Insurance Holdings, Inc., through its subsidiaries, engages in underwriting, servicing, and distribution of nonstandard personal automobile insurance policies and related products and services to individual consumers. It offers a range of products, including liability-only polices that comprise bodily injury liability coverage, property damage liability coverage, and personal injury protection coverage and/or medical payment coverage; and full coverage policies, such as collision coverage and comprehensive coverage for damages to the insured vehicle. The company also provides third-party nonstandard personal automobile insurance policies, complementary insurance products, and ancillary noninsurance products and services. Affirmative offers its products and services through underwriting agencies, retail agencies, as well as retail stores. As of December 31, 2005, it operated through 179 owned and 45 franchise retail store locations in 13 states, including Texas, Illinois, California, and Florida. The company, formerly known as Instant Insurance Holdings, Inc., was founded in 1998 and is headquartered in Addison, Texas.

Bristol West Holdings Inc.

Davie, Florida

Bristol West Holdings, Inc., a property and casualty insurer, engages in writing and distributing private passenger automobile insurance and related services in the United States. The company offers a range of liability-only policies, including bodily injury liability coverage, property damage liability coverage, collision coverage, and comprehensive coverage. It provides insurance coverage through independent agents and brokers. The company is licensed to provide insurance in 37 states and the District of Columbia. It operates in 21 states, including California, Florida, and Texas. Bristol West Holdings was organized in 1973 and is based in Davie, Florida.

First Acceptance Corp.

Nashville, Tennessee

First Acceptance Corporation engages in retailing, servicing, and underwriting nonstandard personal automobile insurance in the United States. The company, through its subsidiaries, USAuto Insurance Company, Inc. and Village Auto Insurance Company, Inc., writes nonstandard personal automobile insurance in 11 states, including Alabama, Florida, Georgia, Illinois, Indiana, Mississippi, Missouri, Ohio, Pennsylvania, Tennessee, and Texas, as well as licenses as an insurer in 13 additional states. As of December 31, 2005, it leased 373 retail offices in 12 states. In addition, the company offers customers optional products and policies that provide ancillary reimbursements and benefits in the event of an automobile accident. These products and policies provide reimbursements for medical expenses and hospital stays as a result of injuries sustained in an automobile accident, automobile towing and rental, bail bond premiums, and ambulance services. The company was formed in 1969 and is based in Nashville, Tennessee.

Infinity Property and Casualty Corp.

Birmingham, Alabama

Infinity Property and Casualty Corporation, a holding company, provides personal automobile insurance products with emphasis on nonstandard auto insurance in the United States. Its personal automobile provides coverage to individuals for liability to others for bodily injury and property damage, as well as for physical damage to an insured's own vehicle from collision and various other perils. The company also provides nonstandard commercial automobile insurance to businesses that employ one or more nonstandard risk drivers for liability to others for bodily injury and property damage, as well as for physical damage to businesses' vehicles from collision and various other perils. In addition, Infinity also writes coverage on a limited basis for homes, personal watercraft, and personal articles, such as jewelry and umbrella liability protection. It distributes its products primarily through a network of independent agencies. The company was founded in 2002 and is headquartered in Birmingham, Alabama.

SunTrust Robinson Humphrey℠

Kingsway Financial Services Inc.

Mississauga, Canada

Kingsway Financial Services, Inc., through its subsidiaries, provides property and casualty insurance products in the United States and Canada. It primarily offers commercial trucking insurance and nonstandard automobile insurance. The company's personal insurance products comprise nonstandard auto, standard auto, and motorcycle insurance, as well as property, including liability insurance. Kingsway's commercial insurance products include trucking, commercial auto, and property insurance. The company was incorporated in 1989 and is based in Mississauga, Canada.

Mercury General Corp.

Los Angeles, California

Mercury General Corporation and its subsidiaries provide automobile and homeowners insurance in the United States. It offers a range of coverage, including bodily injury liability, underinsured and uninsured motorist, personal injury protection, property damage liability, comprehensive, collision, and other hazards to automobile policyholders. The company also offers homeowners insurance, mechanical breakdown insurance, commercial and dwelling fire insurance, and commercial property insurance. Mercury General sells its policies primarily through independent agents and brokers. The company was founded in 1960 and is headquartered in Los Angeles, California.

Progressive Corp.

Mayfield Village, Ohio

The Progressive Corporation, through its subsidiaries, provides personal automobile insurance, and other specialty property-casualty insurance and related services in the United States. The company operates in three segments: Personal Lines, Commercial Auto, and Other-indemnity. The Personal Lines segment writes insurance for private passenger automobiles and recreational vehicles through both an independent agency channel and a direct channel. The Commercial Auto segment writes primary liability and physical damage insurance for automobiles and trucks owned by small businesses primarily through the independent agency channel. The Other-indemnity segment provides professional liability insurance to community banks, principally directors, and officers liability insurance. It also provides insurance-related services, primarily providing policy issuance and claims adjusting services in 25 states for Commercial Auto Insurance Procedures/Plans. The company was founded in 1965 and is headquartered in Mayfield Village, Ohio.

State Auto Financial Corp.

Columbus, Ohio

State Auto Financial Corporation, a property and casualty insurance holding company, engages in writing personal and commercial lines of insurance. The company operates in two segments, Standard and Nonstandard Insurance. The Standard Insurance segment provides personal and commercial insurance to its policyholders, which include personal and commercial automobile, homeowners, commercial multiperil, workers' compensation, general liability, and fire insurance. The Nonstandard Insurance segment provides personal automobile insurance to policyholders that are rejected or canceled by standard insurance carriers. In addition, the company develops and sells software for the processing of insurance transactions, database management for insurance agents, and electronic interfacing of information between insurance companies and agencies. It distributes its insurance products through the independent insurance agencies primarily in the central and eastern United States. The company was founded in 1950 and is headquartered in Columbus, Ohio. State Auto Financial Corporation is a subsidiary of State Automobile Mutual Insurance Company.

21st Century Insurance Group

Woodland Hills, California

21st Century Insurance Group provides direct-to-consumer personal auto insurance in the United States. It also provides motorcycle and personal umbrella insurance in California. The company was founded in 1958 and is headquartered in Woodland Hills, California. 21st Century Insurance Group is indirectly 63% owned by American International Group, Inc.

SunTrust Robinson Humphrey℠

Affirmative Insurance Holdings
"AFFM"



Bristol West Holdings
"BRW"



First Acceptance
"FAC"



Infinity Property and Casualty
"IPCC"



Kingsway Financial
"KFS"



Mercury General
"MCY"



Progressive
"PGR"



State Auto Financial
"STFC"



21st Century Insurance Group
"TW"



Source: FactSet Research Systems.
Note: Prices as of 12/04/2006.

SunTrust Robinson Humphrey℠

Indexed Stock Price Performance (Latest Twelve Months)



Source: FactSet Research Systems.
Note: Graceland Reference Companies includes AFFM, BRW, FAC, IPCC, KFS, MCY, PGR, STFC, and TW.
Note: Price as of 12/04/2006.

SunTrust Robinson Humphrey℠

Appendix B: Dividend and Split History



Announce Date	Ex-Dividend Date	Pay Date	Amount ($)	Frequency
11/10/2006	11/29/2006	12/15/2006	$0.04	Quarterly
8/2/2006	8/30/2006	9/15/2006	0.04	Quarterly
5/10/2006	5/30/2006	6/15/2006	0.04	Quarterly
2/15/2006	2/27/2006	3/15/2006	0.04	Quarterly
11/10/2005	11/29/2005	12/15/2005	0.04	Quarterly
8/11/2005	8/30/2005	9/15/2005	0.04	Quarterly
5/10/2005	5/27/2005	6/15/2005	0.04	Quarterly
2/10/2005	2/25/2005	3/15/2005	0.04	Quarterly
11/10/2004	11/29/2004	12/15/2004	0.04	Quarterly
8/13/2004	8/30/2004	9/15/2004	0.04	Quarterly
5/18/2004	5/27/2004	6/15/2004	0.04	Quarterly
2/25/2004	2/27/2004	3/15/2004	0.04	Quarterly
11/10/2003	11/26/2003	12/15/2003	0.04	Quarterly

Source: SNL Financial.

SunTrust Robinson Humphrey℠

Appendix C: Premiums Paid Analysis



Announce Date	Buyer Name	Seller Name	Mergerstat Industry	Deal Value ($mm)	Premium 1 Day	Premium 5 Day	Premium 30 Day
28-Nov-2006	AngioDynamics, Inc.	RITA Medical Systems, Inc.	Drugs, Medical Supplies & Equipment	$206.3	19%	21%	36%
24-Nov-2006	Rica Hotels ASA /Rivelsrud/	Rica Hotels ASA	Leisure & Entertainment	201.9	20%	20%	9%
22-Nov-2006	European Gaming Ltd.	Talarius PLC	Leisure & Entertainment	299.9	3%	3%	20%
22-Nov-2006	JT Davies & Sons Ltd	W.H. Brakspear & Sons PLC	Leisure & Entertainment	200.3	(3%)	(14%)	(14%)
20-Nov-2006	Actelion Ltd.	CoTherix, Inc.	Drugs, Medical Supplies & Equipment	363.7	21%	35%	71%
20-Nov-2006	Check Point Software Technologies Ltd.	Protect Data AB	Computer Software, Supplies & Services	586.9	17%	15%	50%
15-Nov-2006	Limited Brands, Inc.	La Senza Corp.	Retail	382.9	48%	49%	50%
14-Nov-2006	Lonmin PLC	AfriOre Ltd.	Mining & Minerals	369.4	7%	10%	16%
14-Nov-2006	Caxton-Iseman Capital, Inc.	Valley National Gases, Inc.	Wholesale & Distribution	332.7	0%	1%	10%
13-Nov-2006	Illumina, Inc.	Solexa, Inc.	Drugs, Medical Supplies & Equipment	465.2	44%	47%	59%
13-Nov-2006	Riviera Holdings Corp. /Eichner/	Riviera Holdings Corp.	Leisure & Entertainment	445.3	4%	8%	3%
13-Nov-2006	B Eddie Holding Corp	Eddie Bauer Holdings, Inc.	Wholesale & Distribution	601.8	5%	7%	(14%)
10-Nov-2006	Lantor Ltd.	South Wharf PLC	Packaging & Containers	516.9	NA	NA	NA
10-Nov-2006	GAGFAH SA	Grundstucks- Und Baugesellschaft AG	Construction Contractors & Eng. Svcs.	638.2	2%	5%	15%
08-Nov-2006	Northrop Grumman Corp.	Essex Corp.	Computer Software, Supplies & Services	502.1	22%	25%	37%
08-Nov-2006	Archer Capital Pty Ltd.	Rebel Sport Ltd.	Retail	257.2	1%	8%	21%
07-Nov-2006	Mercury (Egypt) for Pharmaceutical Manufacturing Co. SAE	Amoun Pharmaceuticals Industries Co SAE	Drugs, Medical Supplies & Equipment	493.5	9%	10%	7%
06-Nov-2006	NVIDIA Corp.	PortalPlayer, Inc.	Electronics	278.8	1%	20%	11%
06-Nov-2006	JPMorgan Chase & Co., Inc.	Columbia Equity Trust, Inc.	Brokerage, Investment & Mgmt. Consulting	350.6	12%	10%	18%
03-Nov-2006	Glarner Kantonalbank AG	Bank Linth	Banking & Finance	353.3	(25%)	(24%)	(25%)
02-Nov-2006	Wasserstein & Co. LP	Penton Media, Inc.	Computer Software, Supplies & Services	513.1	NA	NA	NA
02-Nov-2006	Oracle Corp.	Stellent, Inc.	Computer Software, Supplies & Services	338.8	21%	17%	20%
02-Nov-2006	New York Community Bancorp, Inc.	PennFed Financial Services, Inc.	Brokerage, Investment & Mgmt. Consulting	475.7	11%	7%	9%
02-Nov-2006	Tuan Sing Holdings Ltd.	Grand Hotel Group	Leisure & Entertainment	337.6	(12%)	(12%)	(4%)
01-Nov-2006	Aegon NV	Clark Consulting, Inc.	Brokerage, Investment & Mgmt. Consulting	538.8	32%	39%	46%
26-Oct-2006	Synergy Healthcare PLC	Isotron PLC	Miscellaneous Services	334.8	2%	13%	25%
26-Oct-2006	Global Crossing Ltd.	Impsat Fiber Networks, Inc.	Communications	312.2	14%	9%	29%
25-Oct-2006	Gores Group LLC / The Calgary Group LLC	SITEL Corp.	Miscellaneous Services	426.4	13%	15%	43%
24-Oct-2006	Record Realty	Government Properties Trust, Inc.	Brokerage, Investment & Mgmt. Consulting	505.9	17%	15%	22%
24-Oct-2006	Microsemi Corp.	PowerDsine Ltd.	Office Equipment & Computer Hardware	210.7	19%	12%	15%
23-Oct-2006	MDSI Mobile Data Solutions, Inc.	Indus International, Inc.	Computer Software, Supplies & Services	203.7	53%	44%	82%
23-Oct-2006	National-Oilwell Varco, Inc.	NQL Energy Services, Inc.	Construction Mining & Oil Equip & Mach.	292.4	30%	39%	4%
23-Oct-2006	Pearl Exploration & Production Ltd.	Atlas Energy Ltd.	Oil & Gas	285.1	12%	11%	(3%)
22-Oct-2006	Continental AG	Matador AS	Automotive Products & Accessories	311.3	NA	NA	NA
20-Oct-2006	Nautical Offshore Holdings	Jaya Holdings Ltd.	Miscellaneous Manufacturing	699.6	(7%)	(8%)	(4%)
19-Oct-2006	Componenta Oyj	Koc Holding AS	Fabricated Metal Products	202.9	NA	NA	NA
18-Oct-2006	Robert Bosch Stiftung GmbH	Pacifica Group Ltd.	Automotive Products & Accessories	364.5	0%	17%	21%
17-Oct-2006	CapMan Oyj	Polimoon ASA	Chemicals, Paints & Coatings	325.6	44%	48%	48%
17-Oct-2006	Polimex-Mostostal Siedlce SA	Energomontaz Polnoc	Construction Contractors & Eng. Svcs.	262.2	44%	47%	64%
17-Oct-2006	Lihir Gold Ltd.	Ballarat Goldfields NL	Mining & Minerals	241.2	28%	44%	17%
17-Oct-2006	Benchmark Electronics, Inc.	Pemstar, Inc.	Electronics	288.0	27%	29%	21%

Source: Mergerstat.
* - Excluded from average.

SunTrust Robinson Humphrey℠

Announce Date	Buyer Name	Seller Name	Mergerstat Industry	Deal Value ($mm)	Premium 1 Day	Premium 5 Day	Premium 30 Day
17-Oct-2006	Tangent Communications PLC	St. Ives PLC	Printing & Publishing	663.1	11%	12%	34%
16-Oct-2006	Golden Gate Capital	Sierra Systems Group, Inc.	Computer Software, Supplies & Services	202.2	19%	14%	28%
13-Oct-2006	ONEX Corp.	SITEL Corp.	Miscellaneous Services	415.9	15%	29%	35%
13-Oct-2006	Investifino Sgps SA	Grupo Soares da Costa SGPS SA	Construction Contractors & Eng. Svcs.	318.3	5%	8%	6%
09-Oct-2006	GlaxoSmithKline PLC	CNS, Inc.	Retail	520.1	31%	33%	35%
09-Oct-2006	Veritas Capital	Cornell Cos., Inc.	Health Services	520.4	2%	3%	8%
08-Oct-2006	Danaher Corp.	Vision Systems Ltd.	Instruments & Photographic Equipment	366.5	7%	4%	77%
06-Oct-2006	Sigma Pharmaceuticals Ltd.	Australian Pharmaceutical Industries Ltd.	Drugs, Medical Supplies & Equipment	396.7	(8%)	(1%)	7%
05-Oct-2006	Santos Ltd.	Queensland Gas Co. Ltd.	Energy Services	470.8	13%	25%	39%
02-Oct-2006	Metromedia International Group, Inc. /Private Group/	Metromedia International Group, Inc.	Communications	594.4	(10%)	0%	(2%)
30-Sep-2006	Banco Occidental de Descuento CA	Corp. Banca CA	Banking & Finance	288.2	NA	NA	NA
29-Sep-2006	RD Card Ltd.	Retail Decisions PLC	Banking & Finance	310.9	6%	30%	15%
28-Sep-2006	Tarkett SA	Sintelon Ad	Timber & Forest Products	258.7	NA	NA	NA
28-Sep-2006	Liberate Technologies	USA Truck, Inc.	Transportation	332.4	24%	22%	18%
25-Sep-2006	Superior Energy Services, Inc.	Warrior Energy Service Corp.	Energy Services	332.9	84%	57%	31%
25-Sep-2006	Overseas Shipholding Group, Inc.	Maritrans, Inc.	Transportation	453.8	47%	51%	67%
25-Sep-2006	Educate, Inc. /Management/	Educate, Inc.	Miscellaneous Services	505.1	13%	21%	34%
22-Sep-2006	EFG Eurobank Ergasias SA	DZI Bank ad	Banking & Finance	273.3	NA	NA	NA
22-Sep-2006	Cavalier Telephone Corp.	Talk America Holdings, Inc.	Communications	219.5	23%	25%	42%
21-Sep-2006	Apax Partners Worldwide LLP	Incisive Media PLC	Printing & Publishing	462.4	NA	NA	NA
21-Sep-2006	First Busey Corp.	Main Street Trust, Inc.	Banking & Finance	488.8	15%	15%	12%
20-Sep-2006	GEO Group, Inc.	CentraCore Properties Trust	Brokerage, Investment & Mgmt. Consulting	380.4	13%	13%	23%
20-Sep-2006	Lehman Brothers Holdings, Inc.	Capital Crossing Bank	Banking & Finance	260.0	12%	8%	14%
20-Sep-2006	Laiki Group Ltd.	Egnatia Bank SA	Banking & Finance	612.8	6%	3%	11%
19-Sep-2006	Clear Goal Sdn. Bhd.	AmcorpGroup Bhd.	Real Estate	696.2	9%	12%	9%
18-Sep-2006	Sterling Financial Corp.	Northern Empire Bancshares	Banking & Finance	509.4	22%	24%	21%
18-Sep-2006	International Uranium Corp.	Denison Mines, Inc.	Mining & Minerals	378.4	0%	8%	23%
18-Sep-2006	General Electric Co.	Radstone Technology PLC	Office Equipment & Computer Hardware	267.7	9%	8%	51%
18-Sep-2006	Cersanit-Krasnystan SA	Opoczno SA	Stone, Clay & Glass	236.1	(7%)	(5%)	(4%)
14-Sep-2006	HMC Investors LLC	Applica, Inc.	Household Goods	257.6	32%	30%	63%
13-Sep-2006	Cytyc Corp.	Vision Systems Ltd.	Instruments & Photographic Equipment	303.3	51%	55%	126% *
13-Sep-2006	Ahli United Bank BSC	Delta International Bank	Banking & Finance	287.5	0%	0%	4%
12-Sep-2006	RealNetworks, Inc.	WiderThan Co. Ltd.	Communications	286.7	NA	NA	NA
12-Sep-2006	Metrologic Instruments, Inc. /Management/	Metrologic Instruments, Inc.	Office Equipment & Computer Hardware	396.1	5%	13%	28%
12-Sep-2006	QSR Brands Bhd.	KFC Holdings (Malaysia) Bhd.	Leisure & Entertainment	275.4	2%	4%	5%
11-Sep-2006	Segulah III LP	Närkes Elektriska AB	Miscellaneous Services	201.2	11%	12%	13%
11-Sep-2006	Crescent Point Energy Trust	Mission Oil & Gas, Inc.	Oil & Gas	562.6	7%	2%	4%
07-Sep-2006	Thoma Cressey Equity Partners, Inc.	Embarcadero Technologies, Inc.	Computer Software, Supplies & Services	201.9	29%	30%	39%
05-Sep-2006	Harris Corp.	Stratex Networks, Inc.	Office Equipment & Computer Hardware	365.4	NA	NA	NA
05-Sep-2006	Illinois Tool Works, Inc.	Click Commerce, Inc.	Computer Software, Supplies & Services	271.2	27%	32%	40%
05-Sep-2006	Flextronics International Ltd.	International DisplayWorks, Inc.	Electronics	285.6	10%	20%	36%

Source: Mergerstat.
* - Excluded from average.

SunTrust Robinson Humphrey℠

Announce Date	Buyer Name	Seller Name	Mergerstat Industry	Deal Value ($mm)	Premium 1 Day	Premium 5 Day	Premium 30 Day
04-Sep-2006	MFS Ltd.	S8 Ltd.	Real Estate	583.9	39%	43%	43%
04-Sep-2006	Wesfarmers Ltd.	OAMPS Ltd.	Insurance	332.6	18%	21%	26%
31-Aug-2006	Babcock & Brown Ltd. (Australia)	BNP Residential Properties, Inc.	Brokerage, Investment & Mgmt. Consulting	696.8	39%	39%	38%
30-Aug-2006	Genzyme Corp.	AnorMED, Inc.	Drugs, Medical Supplies & Equipment	561.4	175% *	147% *	114% *
29-Aug-2006	Prime Industrial Co., Ltd.	Dong-Ah Construction Industrial Ltd.	Construction Contractors & Eng. Svcs.	676.3	NA	NA	NA
29-Aug-2006	Buhrmann NV	Andvord Tybring-Gjedde ASA	Wholesale & Distribution	297.5	36%	35%	41%
28-Aug-2006	ValueAct Capital Partners LP	Seitel, Inc.	Energy Services	675.4	6%	2%	(5%)
23-Aug-2006	Gateway, Inc. /Private Group/	Gateway, Inc.	Office Equipment & Computer Hardware	375.0	NA	NA	NA
18-Aug-2006	Lone Star Management Co. Ltd.	Lone Star Steakhouse & Saloon, Inc.	Leisure & Entertainment	536.8	15%	16%	7%
18-Aug-2006	Mulpha International Bhd.	Grand Hotel Group	Leisure & Entertainment	281.9	3%	4%	1%
17-Aug-2006	Kereco Energy Ltd.	Chamaelo Exploration Ltd.	Oil & Gas	277.2	7%	3%	15%
16-Aug-2006	Yamana Gold, Inc.	Viceroy Exploration Ltd.	Mining & Minerals	310.9	25%	15%	31%
15-Aug-2006	Antofagasta PLC	Equatorial Mining Ltd.	Mining & Minerals	353.3	24%	24%	60%
15-Aug-2006	Ithmaar Bank BSC	Dar Al Maal Al Islami	Banking & Finance	320.0	10%	9%	21%
14-Aug-2006	PAETEC Corp.	US LEC Corp.	Communications	564.1	NA	NA	NA
14-Aug-2006	Becton, Dickinson & Co.	TriPath Imaging, Inc.	Drugs, Medical Supplies & Equipment	331.8	72%	55%	40%
14-Aug-2006	Falcon Real Estate Group SRL	Investimenti e Sviluppo SpA	Textiles	225.4	3%	3%	413% *
11-Aug-2006	Sapporo Holdings Ltd.	Sleeman Breweries Ltd.	Beverages	355.9	16%	13%	25%
09-Aug-2006	Royal Bank of Canada	FLAG Financial Corp.	Banking & Finance	595.3	1%	0%	23%
08-Aug-2006	Rent-A-Center, Inc.	Rent-Way, Inc.	Miscellaneous Services	521.6	29%	31%	46%
08-Aug-2006	BT Enterprises LLC	Riviera Holdings Corp.	Leisure & Entertainment	439.2	1%	2%	9%
08-Aug-2006	Morguard Corp.	Sizeler Property Investors, Inc.	Brokerage, Investment & Mgmt. Consulting	407.2	(2%)	(4%)	1%
04-Aug-2006	Delek Group Ltd.	Republic Cos. Group, Inc.	Insurance	325.7	34%	34%	37%
03-Aug-2006	International Business Machines Corp.	MRO Software, Inc.	Computer Software, Supplies & Services	562.6	19%	34%	29%
26-Jul-2006	Venture Corp. Ltd.	GES International Ltd.	Electronics	586.8	19%	24%	36%
26-Jul-2006	True Energy Trust	Prairie Schooner Petroleum Ltd.	Oil & Gas	309.7	(3%)	(2%)	(9%)
26-Jul-2006	Sure Expert Ltd.	Golden Resorts Group Ltd.	Leisure & Entertainment	353.1	(3%)	(3%)	(9%)
21-Jul-2006	Euromoney Institutional Investor PLC	Metal Bulletin PLC	Miscellaneous Services	438.0	32%	33%	30%
20-Jul-2006	Quadra Mining Ltd.	Equatorial Mining Ltd.	Mining & Minerals	274.6	32%	32%	37%
19-Jul-2006	Prosperity Bancshares, Inc.	Texas United Bancshares, Inc.	Banking & Finance	527.7	NA	NA	NA
18-Jul-2006	NewAlliance Bancshares, Inc.	Westbank Corp.	Brokerage, Investment & Mgmt. Consulting	278.7	28%	31%	42%
18-Jul-2006	Affinity Equity Partners (S) Pte Ltd.	Colorado Group Ltd.	Apparel	317.0	7%	10%	35%
18-Jul-2006	GOME Electrical Appliances Holding Ltd.	China Paradise Electronics Retail Ltd.	Retail	527.4	9%	6%	(3%)
13-Jul-2006	Oneida Ltd. /Private Investment Group/	Oneida Ltd.	Household Goods	447.7	NA	NA	NA
13-Jul-2006	Shiningbank Energy Income Fund	Find Energy Ltd.	Oil & Gas	371.3	16%	14%	(4%)
08-Jul-2006	MDU Resources Group, Inc.	Cascade Natural Gas Corp.	Oil & Gas	471.2	23%	26%	28%
07-Jul-2006	Primedex Health Systems, Inc.	Radiologix, Inc.	Health Services	210.1	104% *	100% *	140% *
05-Jul-2006	Open Text Corp.	Hummingbird Ltd.	Computer Software, Supplies & Services	391.0	1%	2%	18%
02-Jul-2006	Cullen/Frost Bankers, Inc.	Summit Bancshares, Inc. (Texas)	Banking & Finance	470.8	33%	36%	46%
			Average		**16%**	**18%**	**24%**

Source: Mergerstat.
* - Excluded from average.

SunTrust Robinson Humphrey℠

Premiums Paid Analysis – Financial Services Deals

Announce Date	Buyer Name	Seller Name	Mergerstat Industry	Deal Value ($mm)	Premium 1 Day	Premium 5 Day	Premium 30 Day
06-Nov-2006	JPMorgan Chase & Co., Inc.	Columbia Equity Trust, Inc.	Brokerage, Investment & Mgmt. Consulting	$350.6	12%	10%	18%
03-Nov-2006	Glarner Kantonalbank AG	Bank Linth	Banking & Finance	353.3	(25%)	(24%)	(25%)
02-Nov-2006	New York Community Bancorp, Inc.	PennFed Financial Services, Inc.	Brokerage, Investment & Mgmt. Consulting	475.7	11%	7%	9%
01-Nov-2006	Aegon NV	Clark Consulting, Inc.	Brokerage, Investment & Mgmt. Consulting	538.8	32%	39%	46%
24-Oct-2006	Record Realty	Government Properties Trust, Inc.	Brokerage, Investment & Mgmt. Consulting	505.9	17%	15%	22%
30-Sep-2006	Banco Occidental de Descuento CA	Corp. Banca CA	Banking & Finance	288.2	NA	NA	NA
29-Sep-2006	RD Card Ltd.	Retail Decisions PLC	Banking & Finance	310.9	6%	30%	15%
22-Sep-2006	EFG Eurobank Ergasias SA	DZI Bank ad	Banking & Finance	273.3	NA	NA	NA
21-Sep-2006	First Busey Corp.	Main Street Trust, Inc.	Banking & Finance	488.8	15%	15%	12%
20-Sep-2006	Lehman Brothers Holdings, Inc.	Capital Crossing Bank	Banking & Finance	260.0	12%	8%	14%
20-Sep-2006	Laiki Group Ltd.	Egnatia Bank SA	Banking & Finance	612.8	6%	3%	11%
20-Sep-2006	GEO Group, Inc.	CentraCore Properties Trust	Brokerage, Investment & Mgmt. Consulting	380.4	13%	13%	23%
18-Sep-2006	Sterling Financial Corp.	Northern Empire Bancshares	Banking & Finance	509.4	22%	24%	21%
13-Sep-2006	Ahli United Bank BSC	Delta International Bank	Banking & Finance	287.5	0%	0%	4%
04-Sep-2006	Wesfarmers Ltd.	OAMPS Ltd.	Insurance	332.6	18%	21%	26%
31-Aug-2006	Babcock & Brown Ltd. (Australia)	BNP Residential Properties, Inc.	Brokerage, Investment & Mgmt. Consulting	696.8	39%	39%	38%
15-Aug-2006	Ithmaar Bank BSC	Dar Al Maal Al Islami	Banking & Finance	320.0	10%	9%	21%
09-Aug-2006	Royal Bank of Canada	FLAG Financial Corp.	Banking & Finance	595.3	1%	0%	23%
08-Aug-2006	Morguard Corp.	Sizeler Property Investors, Inc.	Brokerage, Investment & Mgmt. Consulting	407.2	(2%)	(4%)	1%
04-Aug-2006	Delek Group Ltd.	Republic Cos. Group, Inc.	Insurance	325.7	34%	34%	37%
19-Jul-2006	Prosperity Bancshares, Inc.	Texas United Bancshares, Inc.	Banking & Finance	527.7	NA	NA	NA
18-Jul-2006	NewAlliance Bancshares, Inc.	Westbank Corp.	Brokerage, Investment & Mgmt. Consulting	278.7	28%	31%	42%
02-Jul-2006	Cullen/Frost Bankers, Inc.	Summit Bancshares, Inc. (Texas)	Banking & Finance	470.8	33%	36%	46%
27-Jun-2006	J.O. Hambro Capital Management Group Ltd.	Baltimore PLC	Brokerage, Investment & Mgmt. Consulting	260.5	566% *	554% *	576% *
12-Jun-2006	Banco Bilbao Vizcaya Argentaria SA	State National Bancshares, Inc.	Banking & Finance	338.5	24%	34%	42%
07-Jun-2006	ACE Cash Express, Inc. /Management/	ACE Cash Express, Inc.	Banking & Finance	362.7	14%	13%	14%
05-Jun-2006	Sterling Financial Corp.	FirstBank NW Corp.	Banking & Finance	311.0	23%	31%	48%
22-May-2006	First Republic Bank, Inc.	BWC Financial Corp.	Banking & Finance	219.2	10%	14%	20%
22-May-2006	J.E. Robert Cos.	Jameson Inns, Inc.	Brokerage, Investment & Mgmt. Consulting	361.5	30%	30%	21%
22-May-2006	Braveheart Holdings LP	Boykin Lodging Co.	Brokerage, Investment & Mgmt. Consulting	311.6	20%	18%	(3%)
16-May-2006	First Community Bancorp	Community Bancorp, Inc.	Banking & Finance	289.1	2%	9%	8%
05-May-2006	Union Bank of the Philippines	International Exchange Bank	Banking & Finance	313.7	10%	31%	55%
02-May-2006	MB Financial, Inc.	First Oak Brook Bancshares, Inc.	Banking & Finance	545.0	38%	39%	44%
28-Apr-2006	Red Mile Acquisitions, Inc.	Power Financial Corp.	Brokerage, Investment & Mgmt. Consulting	314.1	5%	9%	8%
25-Apr-2006	Webster Financial Corp.	NewMil Bancorp, Inc.	Banking & Finance	337.5	42%	44%	37%
13-Apr-2006	TD Banknorth, Inc.	Interchange Financial Services Corp.	Banking & Finance	602.0	20%	22%	21%
29-Mar-2006	LandAmerica Financial Group, Inc.	Capital Title Group, Inc.	Insurance	219.5	32%	30%	31%
27-Mar-2006	Sun International Ltd.	Real Africa Holdings Ltd.	Brokerage, Investment & Mgmt. Consulting	305.0	1%	0%	(5%)
17-Feb-2006	American International Group, Inc.	Central Insurance Co. Ltd. (Taiwan)	Insurance	211.1	18%	40%	41%
16-Feb-2006	Toronto-Dominion Bank	VFC Inc.	Banking & Finance	527.4	34%	39%	34%
09-Feb-2006	Hudson City Bancorp, Inc.	Sound Federal Bancorp, Inc.	Banking & Finance	234.0	10%	7%	7%
08-Feb-2006	Umpqua Holdings Corp.	Western Sierra Bancorp	Banking & Finance	332.2	11%	10%	18%
19-Jan-2006	Australian Wealth Management Ltd.	Select Managed Funds Ltd.	Brokerage, Investment & Mgmt. Consulting	282.2	(1%)	1%	2%
05-Jan-2006	Credit Agricole SA	Egyptian American Bank SAE	Banking & Finance	542.7	(20%)	(19%)	(18%)
15-Dec-2005	JPMorgan Chase & Co., Inc.	Collegiate Funding Services, Inc.	Banking & Finance	636.3	31%	32%	37%
				Average	**16%**	**18%**	**21%**

Source: Mergerstat.
* - Excluded from average.

SunTrust Robinson Humphrey℠

Appendix D: WACC Analysis



Weighted Average Cost of Capital Analysis

WACC Analysis	
Risk Free Rate [1]	4.55%
Equity Risk Premium [2]	9.86%
Cost of Equity	16.18%
Cost of Debt [3]	7.92%
Tax Rate	37.5%
Levered Beta [4]	1.18
Total Debt	$40,000
Total Equity	335,940
Total Capital [5]	$375,940
WACC	**15.0%**

(1) Risk free rate represented by 30 year treasury note as of 12/04/2006.
(2) Source: Ibbotson's Associates.
(3) Graceland's weighted average cost of debt based on fixed rate of Trust Preferred Securities.
(4) From Yahoo! Finance as of 12/04/2006.
(5) Graceland data as of 12/04/2006. Includes market value of equity and Trust Preferred Securities.

SunTrust Robinson Humphrey℠